

Mail Stop 3561

September 23, 2009

Via Fax & U.S. Mail

Mr. William Wunderlich
Chief Financial Officer
AutoInfo, Inc.
6413 Congress Ave – Suite 260
Boca Raton, Florida 33487

      Re: **AutoInfo, Inc.**
              Form 10-K for the year ended December 31, 2008
              File No. 001-11497

Dear Mr. Wunderlich:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Financial Statements

Summary of Significant Accounting Policies

Consolidated Statements of Income, page F-4

1. Refer to your discussion of your business under "Overview" on page 2. You
    accurately characterize your company as a provider of brokerage and contract carrier
    transportation "services." As a service company, it appears that personnel costs
    would constitute a significant component in conducting your business activities and
    that these costs should be included in any reported profitability measure.
    Commissions are critical to your operations as well and they should be similarly
    regarded. Accordingly, to facilitate the readers' understanding, we believe that the
    subtotal titled "Net revenues" should be omitted from the face of the income
    statement. In the absence of compelling evidence or authoritative guidance to the
    contrary, income from operations appears to be the appropriate profitability measure
    for your business. In addition, it more closely conforms to standard industry practice.
    Please revise accordingly, or revise.

Note 1 - Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8
2. We continue to have concerns regarding your stated revenue recognition policies and
    your degree of compliance with EITF 99-19. Specifically, please refer to Item 5 of
    your response letter dated June 17, 2005. You state, on page 3 of your letter, that the
    company is the primary obligor in the arrangement. "Evaluation: In its brokerage
    division, the Company acts as principal to the transaction and is responsible to the
    customer for . . . "   However, your accounting policies footnote represents that, as a
    logistics provider, the company "acts as the shippers' agent." Please explain this
    apparent inconsistency. We may have further comments upon review of your
    response.

Note 2. Advances and Other Assets, page F-10

3. In your written response, please tell us more about the loans to independent sales
    agents. Describe the nature and purpose of, and the business reasons for extending
    these loans. Describe your credit extension policies. Explain, in detail, the reasons
    for the very significant increase in loans to independent sales agents that occurred in

fiscal 2008. Finally, additional disclosures should be provided in the financial statement footnotes as well.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief